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                                                              Exhibit (a)(5)(ii)



Contacts:
Gina Price Nugent (investor)
(617) 551-3611
Rob Kloppenburg (media)
(617) 551-4995

                 MILLENNIUM CONFIRMS TERMS OF CONVERTIBLE NOTES

CAMBRIDGE, MASS., APRIL 21, 2003 - Millennium Pharmaceuticals, Inc. (Nasdaq:
MLNM) today announced that it is no longer actively considering amending the terms of its 4.50% Convertible Senior Notes due June 15, 2006 or 5.00% Convertible Subordinated Notes due March 1, 2007.

The Company had previously indicated that it was considering amending the notes to provide noteholders with additional rights, but is no longer pursuing this option. On March 31, 2003 Millennium, as required by the terms of the notes, commenced cash offers to purchase the notes for cash on April 29, 2003 at a price equal to 109.5% of the principal amount of the 4.50% notes and 108.5% of the 5.00% notes, plus, in each case, interest accrued and unpaid through April 28, 2003.

Millennium assumed the approximately $600 million in principal amount of notes in connection with its merger with COR Therapeutics, Inc. on February 12, 2002.

The tender offers and the related withdrawal rights for both the 4.50% and 5.00% notes expire at 9:00 a.m., Eastern Time, on Tuesday, April 29, 2003.

ABOUT MILLENNIUM

Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, co-promotes INTEGRILIN(R) (eptifibatide) Injection, a market-leading cardiovascular product, and has a robust clinical development pipeline of product candidates. The Company's research, development and commercialization activities are focused in four disease areas: cardiovascular, oncology, inflammation and metabolic. By applying its knowledge of the human genome, its understanding of disease mechanisms, and its industrialized technology platform, Millennium is developing breakthrough personalized medicine products. Headquartered in Cambridge, Mass. Millennium also has facilities in South San Francisco, Calif. and Cambridge, UK.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Millennium has filed with the SEC Schedule TOs in connection with its tender offers for the notes. The Schedule TOs, including the related Notices of Put Right and Offers to Purchase, contain important information about Millennium, the notes, the tender offers and related matters. Investors and security holders are urged to read the Schedule TOs carefully.
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Investors and security holders may obtain free copies of the Schedule TOs and other documents filed with the SEC by Millennium through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Schedule TOs from Millennium by contacting Gina Price Nugent, or from the Paying Agent by contacting Frank Leslie of U.S. Bank, N.A. at (651) 244-8677.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

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Editors' Note: This press release is also available under the Media section of the Company's website at: www.millennium.com.